Exhibit 11

KIMBALL INTERNATIONAL, INC. AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE

(Unaudited)	(Unaudited)
Three Months Ended	Three Months Ended
December 31, 2001	December 31, 2000

(Amounts in Thousands, Except per Share Data)	Class A	Class B	Total	Class A	Class B	Total
Basic Earnings Per Share:
Dividends declared	$2,176	$3,842	$6,018	$2,194	$4,017	$ 6,211
Undistributed earnings	195	334	529	2,220	3,940	6,160

Net Income	$2,371	$4,176	$6,547	$4,414	$7,957	$12,371

Average Basic Shares Outstanding	14,042	24,007	38,049	14,149	25,110	39,259

Basic Earnings Per Share	$0.17	$0.17		$0.31	$0.32

Diluted Earnings Per Share:
Dividends declared and assumed dividends on dilutive shares	$ 2,176	$3,845	$6,021	$2,194	$4,027	$ 6,221
Undistributed earnings	194	332	526	2,213	3,937	6,150

Net Income	$2,370	$4,177	$6,547	$4,407	$7,964	$12,371

Average Diluted Shares Outstanding	14,042	24,029	38,071	14,149	25,174	39,323

Diluted Earnings Per Share	$0.17	$0.17		$0.31	$0.32

Included in the diluted earnings per share computation are 22,000 and 64,000 average shares of Class B common stock representing the dilutive effect of stock options and contingently issuable performance share grants for the three months ended December 31, 2001 and 2000, respectively. Also included in the diluted earnings per share computation are $3,000 and $10,000 of Class B assumed dividends payable on those dilutive shares for the three months ended December 31, 2001 and 2000, respectively. A corresponding reduction of undistributed earnings has been allocated evenly over Class A and Class B shares. For the current year period, all 3,073,000 stock options outstanding were antidilutive and were excluded from the dilutive calculation. For the prior year period, 2,165,000 out of 2,463,000 average shares outstanding were excluded from the dilutive calculation.

(Unaudited)	(Unaudited)
Six Months Ended	Six Months Ended
December 31, 2001	December 31, 2000

(Amounts in Thousands, Except per Share Data)	Class A	Class B	Total	Class A	Class B	Total
Basic Earnings Per Share:
Dividends declared	$4,353	$7,680	$12,033	$4,387	$8,037	$12,424
Undistributed earnings	(220)	(377)	(597)	3,890	6,901	10,791

Net Income	$4,133	$7,303	$11,436	$8,277	$14,938	$23,215

Average Basic Shares Outstanding	14,047	23,993	38,040	14,155	25,110	39,265

Basic Earnings Per Share	$0.29	$0.30		$0.58	$0.59

Diluted Earnings Per Share:
Dividends declared and assumed dividends on dilutive shares	$4,353	$7,688	$12,041	$4,387	$8,062	$12,449
Undistributed earnings	(223)	(382)	(605)	3,873	6,893	10,766

Net Income	$4,130	$7,306	$11,436	$8,260	$14,955	$23,215

Average Diluted Shares Outstanding	14,047	24,016	38,063	14,155	25,187	39,342

Diluted Earnings Per Share	$0.29	$0.30		$0.58	$0.59

Included in the diluted earnings per share computation are 23,000 and 77,000 average shares of Class B common stock representing the dilutive effect of stock options and contingently issuable performance share grants for the six months ended December 31, 2001 and 2000, respectively. Also included in the diluted earnings per share computation are $8,000 and $25,000 of Class B assumed dividends payable on those dilutive shares for the six months ended December 31, 2001 and 2000, respectively. A corresponding reduction of undistributed earnings has been allocated evenly over Class A and Class B shares. Antidilutive stock options amounting to 2,716,000 out of 2,773,000 average shares outstanding were excluded from the dilutive calculation for the current year period and 1,907,000 out of 2,288,000 average shares outstanding were excluded from the dilutive calculation for the prior year period.